Exhibit 2.3

STOCK PURCHASE AGREEMENT

by and among

LIQUID PRIME HOLDINGS LLC

and

EDWARD DAVIS

With respect to the capital stock of

TACONIC CAPITAL GROUP INC.

Dated as of October 27, 2011

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), is made and entered into as of October 27, 2011, by and among Liquid Prime Holdings LLC (“Purchaser”) and Edward Davis (“Seller”), as may be referred to jointly and collectively herein as the “Parties”.

W I T N E S S E T H

WHEREAS, the Seller is the owner of all of the authorized, issued and outstanding capital stock of Taconic Capital Group Inc., a New York corporation (the “Company”);

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller all of the issued and outstanding capital stock of the Company on the terms set forth herein;

WHEREAS, on the date of this Agreement Purchaser has deposited $115,000 (the “Deposit”) representing 100% of the Purchase Price, (as defined below) with Purchaser’s counsel Sadis & Goldberg, LLP in its capacity as escrow agent (the “Escrow Agent”);

WHEREAS, on the date of this Agreement the Purchaser Deposited the Minimum Employee Compensation of $18,000 (the “Compensation Deposit”) with the Escrow Agent; and

WHEREAS, on the date of this Agreement Seller has deposited 100 shares of Common Stock, representing all of the issued and outstanding capital stock of the Company, duly endorsed for transfer to Purchaser (the “Share Deposit”) with the Escrow Agent.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

“Closing” and “Closing Date” have the meanings set forth in Section 2.02.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, $1.00 par value per share, of the Company.

“Contract” means any agreement, arrangement or understanding, written or oral.

“Continuina Membership Application” means that certain Continuing Membership Application by the Company pursuant to FINRA Rule 1017, in the form attached hereto as Exhibit B, submitted to the New York FINRA offices by overnight courier on the date this Agreement is executed and delivered by the Parties.

“Disclosure Schedules” means the schedule of exceptions to the representations and warranties of the Company.

“Employee” means any current or former employee of the Company.

“Employee Benefit Plans” has the meaning set forth in Section 3.15.

“Consultant Agreement” means the Consultant agreement among the Purchaser and Edward Davis, in the form attached hereto as Exhibit A.

“Environment” means the air, water, groundwater, surface water, wetlands, land, soil, subsurface strata, sediment, wildlife, woodlands, ecosystem, flora or fauna, including, the interior and exterior of buildings or structures, and shall also include, any location or media included in the definition of “Environment” under any and all Environmental Laws.

“Environmental Law” means any and all statutes, regulations, ordinances, rules, orders, directives, requirements, common law claims or adjudications of any Governmental Body, without limitation in time or scope, which regulate or govern or are related in any way to the protection of the Environment, or worker, public, consumer or human health or safety, or are related in any way to Hazardous Substances.

“Environmental Liability” means any cost, damages, expense, liability, obligation or other responsibility arising from or under any Environmental Law, including (i) any environmental matter or condition (including on-site or off-site contamination, and regulation of any chemical substance or product); (ii) any fine, penalty, judgment, award, settlement, legal or administrative proceeding, damages, loss, claim, demand or response, remedial or inspection cost or expense arising under any Environmental Law; (iii) financial responsibility under any Environmental Law for cleanup costs or corrective action, including any cleanup, removal, containment or other remediation or response actions required by any Environmental Law (whether or not required or requested by any Governmental Body or other Person); or (iv) any other compliance, corrective or remedial measure required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agreement” means the escrow agreement among Seller and Purchaser and the Escrow Agent in the Form attached hereto as Exhibit C.

“FINRA” means the Financial Industry Regulatory Authority, the entity which regulates securities broker-dealers, including the Company.

“FINRA 30 Day Letter” means a letter from FINRA in response to the Continuing Membership Application stating that FINRA has no objection to the consummation of the Transaction.

“FINRA Condition” has the meaning set forth in Section 2.2.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“Governing Documents” means the certificate of incorporation, by-laws and shareholders’ agreements of the Company.

“Governmental Authorization” means any consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any branch of any federal, state or local government, domestic or foreign, and any agency, bureau, commission, court, department or other instrumentality thereof..

“Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, hazardous or toxic substances, radioactive materials, asbestos, genetically modified organisms, petroleum or hydrocarbon and petroleum or hydrocarbon products.

“Indebtedness” as applied to any Person means (i) all items which in accordance with GAAP would be included in determining total liabilities as shown on the balance sheet of such Person as of the date on which Indebtedness is determined, including any capital lease, (ii) all indebtedness secured by any Lien to which any property or asset owned or held by such Person is subject, whether or not the indebtedness secured thereby shall have been assumed, provided, that in the case of any such Indebtedness that is recourse only to such property or asset, and not to such Person or any of its other property or assets, the amount of such Indebtedness shall be deemed not to exceed the fair market value of such property or asset, and (iii) all indebtedness of others with respect to which such Person has provided a guaranty or otherwise has agreed to become directly or indirectly liable, or (without duplication) any such guaranty of such indebtedness.

“Indemnified Party” has the meaning set forth in Section 5.3(a).

“Indemnifying Party” has the meaning set forth in Section 5.3(a).

“Intellectual Property” has the meaning set forth in Section 3.12.

“Law” means applicable common law and any statute, ordinance, code or other law, rule, permit, permit condition, regulation, order, decree, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Body.

“Lien” means any mortgage, pledge, hypothecation, security assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any lease having substantially the same economic effect as any of the foregoing, and any lien related to any filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction), any right of first refusal, right to call, preemptive right or other right of another Person with respect to any property or asset, or any option, warrant or commitment of any kind or nature.

“Losses” has the meaning set forth in Section 5.1(a).

“Minimum Employee Compensation” means the amount of $18,000 in compensation payable to Seller on July 17,2012, in accordance with the Consultant Agreement.

“Order” means any order, writ, injunction, decree, judgment, award, determination or written direction of any arbitrator or Governmental Body.

“Permitted Liens” means (i) Liens for current taxes not yet due and payable, (ii) Liens imposed by Law and incurred in the ordinary course of business for obligations not past due, (iii) Liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, and (iv) Liens which do not, individually or in the aggregate, materially detract from the value of the property subject thereto or materially interfere with the use thereof, and which have not arisen otherwise than in the ordinary course of business.

“Person” means any individual or entity, including any corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or Governmental Body.

“Plan” and “Plans” means any employee benefit plan as defined in Section 3 of ERISA established or maintained for the benefit of employees of the Company.

“Purchase Price” has the meaning set forth in Section 2.0.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnities” has the meaning set forth in Section 5.2.

“Related Person” means any shareholder, partner, member, director, manager, officer, employee or agent of the Company or any of its Affiliates, and any member or former member of the family of any individual shareholder, partner, member, director, manager, officer, employee or agent of the Company or any of its Affiliates.

“SEC” means the United States Securities and Exchange Commission and any Governmental Body succeeding to the functions thereof.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Indemnities” has the meaning set forth in Section 5.1.

“Shares” has the meaning set forth in Section 2.l(a) (i).

“SIPC” means the Securities Investor Protection Corporation.

“Subsidiary(ies)” means, as to any Person, a corporation or other entity whose shares of capital stock or other ownership interests having ordinary voting power to elect a majority of the directors of such corporation, or other Persons performing similar functions for such entity, are owned, directly or indirectly, by such Person.

“Threshold” has the meaning set forth in Section 5.1(b).

“Termination” shall have the meaning set forth in Section

“Transactions” means the transactions contemplated by this Agreement.

ARTICLE 2

PURCHASE AND SALE

Section 2.1 Purchase and Sale.

(a) Subject to the terms and conditions hereof, Seller hereby agrees to sell and Purchaser hereby agrees to purchase 100 shares of Common Stock, constituting all of the issued and outstanding Common Stock (the “Shares”) for an aggregate purchase price of $115,000 (the “Purchase Price”).

(b) On the date hereof, (i) Purchaser has deposited the Deposit and the Compensation Deposit with the Escrow Agent, (ii) Seller has deposited the Share Deposit with the Escrow Agent and (iii) Purchaser has submitted the Continuing Membership Application to FINRA.

(c) It shall be a condition to both Purchaser’s and Seller’s obligation to close the Transaction the FINRA Condition shall have been satisfied.

Section 2.2 Closing. The closing of the purchase and sale of the Shares pursuant to Section 2.1 (the “Closing”) will take place at the offices of Sadis & Goldberg, LLP, 551 Fifth Avenue, New York, NY 10176. (or at such other location agreed to by the Parties in writing) on the date (the “Closing Date”) that is two (2) business days following receipt by the Parties of the FINRA 30 Day Letter (the “FINRA Condition”).

Section 2.3 Closing Deliveries.

(a) At the Closing, Escrow Agent shall deliver to Purchaser the following:

(i) one of more stock certificates, executed in blank or with executed stock powers attached thereto, evidencing the Shares;

(ii) copies of each of the following, certified by an officer of the Company: (A) the charter and bylaws of the Company; and (B) certificates of legal existence and good standing as of a day not more than 15 days prior to the Closing Date; and

(iii) the Consultant Agreement, fully executed by Purchaser and Seller.

(b) At the Closing, Escrow Agent shall pay from the Deposit and deliver to Seller the following:

(i) $95,000 by bank check or wire transfer of immediately available funds to the bank account of Seller specified by Seller in writing to Escrow Agent prior to the Closing; and

(ii) the Consultant Agreement, fully executed by Purchaser and Seller.

(c) At the Closing, Escrow Agent shall pay from the Deposit and deliver to Broker Dealer Markets Inc. (“BD Markets”) a commission payment on behalf of Seller in the amount of $20,000 by wire transfer of immediately available funds to the bank account of BD Markets specified in writing by BD Markets in writing to Escrow Agent prior to the Closing. Deliverance of this commission to BD Markets will be made subject to BD Markets having previously delivered to Escrow Agent a fully executed receipt for such payment and a full release, in a form reasonably acceptable Purchaser, Seller and Escrow Agent, releasing Purchaser, Seller and Escrow Agent from any further obligation by Purchaser or Seller or Escrow Agent for any additional fee or commission in connection with the transactions contemplated in this Agreement.

(d) On the Closing Date, Seller shall close the existing banking accounts of the Company with JP Morgan Chase and will cause all amounts in such banking accounts be paid to Seller.

(e) On the Closing Date, Purchaser will open a new bank account for the Company and Purchaser will deposit an amount of at least $8,500, representing the sum of the minimum net capital required by FINRA for the Company to retain its status as a FINRA Broker-Dealer plus a reserve sufficient to pay the full estimated cost of the Company’s 2011 outside audit and auditor’s certification, which will be completed in February 2012 by the CPA firm of VB&T, LLC,.

(f) On the Closing Date, Seller will deliver to Purchaser a true and complete schedule of any accounts receivable of the Company relating to or arising from any services performed by the Company prior to the Closing Date. Purchaser will agree that the full amount of any such accounts receivable will be paid to Seller within three (3) business days of the day on which payment of such accounts receivable has been received by the Company and cleared into the Company’s bank account.

(g) On or before the Closing Date Seller will cause the Company to have paid all ordinary operating expenses, bonding insurance premiums, and membership fees to FINRA relating to periods up to the Closing Date. On the Closing Date the Company will assume responsibility for all such expenses relating to periods after the Closing Date.

(h) On the Closing Date the term of the Consultant Agreement shall commence. On the earlier of:

1.	July 17, 2012

2.

The date on which the Company notifies Employee that the Company has two or more FINRA designated Series 24 Principals qualified to serve as Designated Supervisory Principals in accordance with FINRA rules, and, provided that

Seller, serving as Employee under the Consultant Agreement, has complied with this Consultant Agreement and is not in material breach of the terms and conditions of the P&S Agreement, Escrow Agent will, upon receipt of a certificate directing it to do so signed by each of Seller and Purchaser, pay the Compensation Deposit by bank check or wire transfer of immediately available funds to the bank account of Seller specified by Seller in writing to Escrow Agent in such certificate.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

Section 3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company is duly qualified to do business in each jurisdiction where it is required to so qualify.

Section 3.2 Power and Authority. The Company has all requisite corporate power and authority to own its properties and to carry on its business as now being conducted and as proposed to be conducted.

Section 3.3 Authorization, Execution and Enforceability. Seller is duly authorized to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.3 Consents. Except for the filing of the Continuing Membership Application and the non-objection of FINRA thereto within the 30 days following such filing, no consent of, notice to, or filing with any Governmental Body or any other Person, is required to be made or obtained by Seller or the Company in connection with the execution, delivery and performance by Seller of this Agreement, or the Transactions, or as a condition to the legality, validity or enforceability of this Agreement, or the offer, sale or delivery of the Shares.

Section 3.4 No Conflicts. The execution and delivery of this Agreement, and the consummation of the Transactions, will not, directly or indirectly (with or without notice or lapse of time): (a) breach any provision of any of the Governing Documents of the Company; (b) breach, or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Law or Order to which Seller, the Company, or any of their assets may be subject; (c) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or the Company or that otherwise relates to the Company or its business; (d) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Contract or any agreement of Seller or the Company with any Person; or (e) result in the imposition or creation of any Lien upon or with respect to any of the assets of the Company.

Section 3.5 Subsidiaries. The Company has no Subsidiaries.

Section 3.6 Capitalization and Issuance of Common Stock.

(a) The Company is authorized to issue 100 shares of Common Stock, of which only the Shares are outstanding on the date hereof. All of the Shares are owned by Seller and have been duly authorized and validly issued and are fully paid and non-assessable. No shares of Common Stock are reserved for issuance.

(b) There are no outstanding securities convertible into or exchangeable for any shares of Common Stock, or any options, warrants or other rights to subscribe for or to purchase, or any agreements (contingent or otherwise) providing for the issuance of, or any calls, commitments or claims of any character relating to, shares of Common Stock or any securities convertible into or exchangeable for, shares of Common Stock, nor is the Company subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any shares of Common Stock. The Company has not granted any share appreciation, phantom shares or similar rights.

Section 3.7 Financial Statements, Etc.

(a) Seller has previously delivered to Purchaser a true and complete balance sheet of the Company as of December 31, 2010 and the related statements of income and shareholders’ equity cash flows for the twelve months then ended, including in each case the notes thereto, (the “Financial Statements”). Such financial statements are in accordance with the accounting records of the Company, and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Company as at the dates of and for the periods referred to in such financial statements, all in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. Seller has previously delivered to Purchaser the Focus Report of the Company as submitted to FINRA on October 7, 2011, and covering the three months ended September 30, 2011.

(b) The Company does not have any Indebtedness or other liability in excess of $300.00, absolute or contingent, liquidated or unliquidated, other than an accrued 2011 fiscal year outside audit reserve of $1,500.00 as required by FINRA, which reserve is reflected in the Financial Statements

(c) The Company has sufficient working capital to pay all of its current liabilities.

Section 3.8 No Material Adverse Change. Except as otherwise provided in this Agreement or any other Schedule hereto, in the 12 months preceding the date hereof, there has not been any material adverse change in the operation of the Company. To the knowledge of Seller, except as otherwise set forth in this Agreement, no facts or circumstances exist, nor are any facts or circumstances likely to occur, which could reasonably be expected to materially and adversely affect the present financial condition of the Company, the ability of the Company to operate substantially as it has been operated since January 1, 2004 (except general market conditions or other situations beyond the control of the Company).

Section 3.9 Legal proceedings. There are no actions, claims, suits or other proceedings or investigations pending or, to the knowledge of Seller, threatened (or any basis in fact therefore known to Seller), against or affecting the Company or Seller, or which seeks to enjoin or otherwise prevent the consummation of the Transactions, or to recover any damages or obtain any other relief against the Company or Seller as a result of any of the Transactions, in any court or other Governmental Body or before any arbitrator.

Section 3.10 Title to and Condition of Property.

(a) The Company has good and marketable title to all of its tangible personal property and assets (other than properties and assets leased or licensed from others) free and clear of all Liens, except Permitted Liens. Each item of tangible personal property is in good repair and good operating condition, ordinary wear and tear excepted, and is suitable for use in the ordinary course of business.

(b) The Company has not leases, subleases or other agreements under which the Company is lessor or lessee of any real property.

Section 3.11 Intellectual Property. The Company owns or licenses all patents, inventions, copyrights, trade names, trademarks, logos and other intellectual property (collectively, “Intellectual Property”) necessary for the operation of its business as now conducted. The Company has not received any notice of the invalidity, infringement or misappropriation from any third party with respect to its Intellectual Property.

Section 3.12 Material Contracts. The Company is not a party to any contracts or agreement either (i) having an aggregate value, cost or amount in excess of $300.00 or (ii) not terminable upon two months’ notice or less without payment or penalty.

Section 3.13 Broker-Dealer. The Company is (i) registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, (ii) a member in good standing with FINRA and (iii) a member in good standing of SIPC., The Company has delivered to Purchaser true and correct copies of its Form BD, as amended to date and its Membership Agreement with FINRA as in effect on the date hereof.

Section 3.14 Accounts Receivable. All accounts receivable reflected on the accounting records of the Company as of the date hereof represent valid obligations arising from sales actually made or services actually performed by the Company in the ordinary course of business. There is no contest, claim, defense or right of setoff, under any Contract with any account debtor of any material account receivable relating to the amount or validity of such account receivable.

Section 3.15 Employment Matters.

(a) The Company is not a party to any labor or collective bargaining agreement with respect to the Employees.

(b) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the knowledge of Seller, threatened against the Company.

(c) The Company has complied in all material respects with (i) all applicable domestic and foreign laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and (ii) the terms and conditions of any written employment agreement. There are no claims, investigations or suits pending, or to Seller’s knowledge, threatened against the Company with respect to such laws or agreements, either by private individuals or Government Entities.

(d) The Company does not, as of the date hereof, maintain or contribute to any employee pension, profit sharing, bonus, deferred compensation, incentive compensation, stock option, employment, health, welfare, death benefit, retirement, savings or fringe employee benefit plans, agreements, practices or arrangements, including any “employee benefit plans” as defined in Section 3(3) of ERISA (“Employee Benefits Plans”) and the Company will not, prior to the Closing Date, establish or commence contributions to any such plans.

(e) There are no claims (other than routine claims for benefits) or lawsuits involving Employees that have been asserted or instituted against the Company, or to Seller’s knowledge any Employee Benefit Plan.

(f) The consummation of the Transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) shall not (i) entitle any Employee to any benefit under any Employee Benefit Plan; (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such person under any Employee Benefit Plan; or (iii) entitle any Employee to any bonus or incentive compensation.

(g) No Employee is or may become entitled to post-employment life insurance or medical benefits (whether or not insured), other than (a) coverage mandated by Section 4980B of the Code or other applicable law, or (b) coverage provided pursuant to the terms of any Employee Benefit Plan.

(h) No former or current Employee is a party to, or is otherwise bound by, any Contract that in any way adversely affects, or will affect the ability of the Company to conduct its business.

(i) The Company does not have or otherwise contribute to or participate in any employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended.

Section 3.16 Affiliate Transactions. Except as set forth in Exhibit E attached hereto, the Company has not directly or indirectly, purchased, acquired or leased any property from, or sold, transferred or leased any property to, or made any payment to, entered into any Contract or transaction with, or otherwise dealt with, any Related Person or Affiliate of the Company except for (1) compensation, customary indemnification and benefits of employees, officers and managers; and (2) transactions in the ordinary course of business, in any case on an arm’s length basis on terms no less favorable than terms which would have been obtainable from a Person other than a Related Person or Affiliate of the Company.

Section 3.17 Other Transactions. Neither the Company nor any Person acting on its behalf has, directly or indirectly, given or promised or offered to give any money, gift or other benefit (other than legal price concessions to customers or clients in the ordinary course of business) to any customer, client, supplier, or employee or agent of a customer or supplier, or any official or employee of any Governmental Body (including any business enterprise controlled or owned in whole or in part by any Governmental Body), or other Person who did, does or may have the ability to help or hinder the business of the Company (or to assist in connection with any actual or proposed transaction), which could subject the Company or any Person acting on its behalf to any civil or criminal liability or penalty.

Section 3.18 Compliance with Laws. The Company is and at all times has been, in compliance in all material respects with all applicable Laws. No event has occurred or circumstance exists that could reasonably be expected to constitute or result in a violation by the Company, or a failure on the part of the Company to comply with, nor has Seller or the Company received any written notice from any Governmental Body or any other Person regarding any actual or potential violation of, or failure to comply with, any applicable Law or any actual or potential obligation on the part of the Company to undertake or pay for any remedial action of any nature.

Section 3.19 Governmental Authorizations. The Company holds all Governmental Authorizations necessary to permit the Company to lawfully conduct its business and to own and operate its assets, and each such Governmental Authorization is valid and in full force and effect. The Company is, and at all times has been, in compliance in all material respects with the terms and conditions of each such Governmental Authorization; (ii) no event has occurred or circumstance exists that could reasonably be expected to constitute or result directly or indirectly in a violation of, or a failure to comply with any term or condition of, or the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such Governmental Authorization; (iii) the Company has not received any written notice from any Governmental Body or any other Person regarding any actual or potential violation of, or failure to comply with any term or condition of, or actual or potential revocation, withdrawal, suspension, cancellation, termination of, or any modification to, any such Governmental Authorization; and (iv) all filings required to have been made for renewal or otherwise with respect to such Governmental Authorizations have been duly and timely made.

Section 3.20 Environmental and Safety Laws.

(a) There are no claims, investigations, litigation, administrative proceedings, judgments or Orders (whether final, pending or, to the knowledge of the Company, threatened, or any basis in fact known therefore) relating to any Hazardous Materials, discharges, emissions or other forms of pollution concerning any location where Hazardous Materials from the Company, or any of its predecessors, have been disposed of or otherwise have come to be located or from which discharges, emissions or other forms of pollution emanate. The Company has not agreed to assume by contract or otherwise any Environmental Liability of any other Person.

(b) No Hazardous Materials are presently stored, used, disposed of, discharged from, or otherwise located at any facility utilized by the Company except in compliance in all material respects with Environmental Laws or any permit or Order issued pursuant to any Environmental Law, and no part of such facilities (including the groundwater located thereunder) is contaminated in any material respect by any Hazardous Material.

(c) The Company is and has at all times been in compliance in all material respects with all Environmental Laws, and there are no past or present actions, activities, circumstances, conditions, events or incidents (including the presence, storage, use, disposal, discharge or release of any Hazardous Materials) that could form the basis of any claim against, or give rise to any Environmental Liability (contingent or otherwise) of the Company, or any of its predecessors, which could individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

Section 3.21 Taxes. Seller, as the sole owner of the Company, has made an election under subchapter S of the Internal Revenue Code with respect to the Company. The Company has filed all federal, state and local tax reports and returns required by any law or regulation to be filed by it, and has paid all taxes, interest and penalties, if any, reflected on such tax returns and which is due and payable by the Company. To the Company’s knowledge, there are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any tax.

Section 3.22 Insurance. The Company possesses adequate insurance to protect its business, properties and assets, and such other insurable risks that the Company deems it appropriate to insure. The Company paid a premium of $364.00 to Seabury & Smith, the fidelity bonding insurer of the Company, covering the policy year beginning October 16, 2011 and ending October 15, 2012. FINRA has ruled that fidelity bonding coverage for FINRA BDs must be increased from $25,000 to $100,000 as of January 1, 2012, To obtain the additional coverage, the Company must submit a new endorsement to Seabury & Smith and pay an estimated additional premium of approximately $200.00 upon submission of such endorsement. If prior to obtaining the additional endorsement, the Company after the Closing employs more than five (5) total persons, registered or non-registered with FINRA, a further additional premium will be required to maintain Fidelity Bonding coverage in accordance with FINRA rules. Purchaser agrees to cause the Company to reimburse Seller for any additional Fidelity Bonding premium accruing above the $364.00 premium previously paid by the Company, immediately upon notice to Purchaser by Seller and the provision by Seller of documentation verifying the payment of the additional premium.

Section 3.23 Books and Records. The books of account and other financial records of the Company which have been made available to Purchaser are complete and correct, constitute all material books of account and financial records of the Company represent actual, bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.

Section 3.24 Brokers. Except as set forth its listing agreement with BD Markets, as subsequently modified by verbal agreement between Seller and BD Markets, confirming a total brokerage commission to BD Markets of $20,000 payable in connection with the Transaction, neither the Company nor Seller has incurred any liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or similar payments in connection with the Transactions.

Section 3.25 Disclosure. No statement made by or on behalf of the Company in this Agreement or in the Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1 Consents. Except as set forth in Section 3.3 above, no consent of, notice to, or filing with any Governmental Body or any other Person, is required to be made or obtained in connection with the execution, delivery and performance by Purchaser of this Agreement or the Transactions, or as a condition to the legality, validity or enforceability of this Agreement.

Section 4.2 No Conflicts. The execution and delivery of this Agreement, and the consummation of the Transactions, will not, directly or indirectly (with or without notice or lapse of time): (a) breach, or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Law or Order to which Purchaser may be subject; (b) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by, or that otherwise relates to the Purchaser; (c) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any agreement to which the Purchaser is subject; or (d) result in the imposition or creation of any Lien upon or with respect to any of Purchaser’s assets.

Section 4.3 Enforceability. This Agreement and the obligations of Purchaser hereunder are legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms.

Section 4.4 Investment Representations.

(a) Purchaser is acquiring the Shares for his own account for investment and not with a view to distribution thereof.

(b) Purchaser understands that the purchase of the Shares involves substantial risk and that his financial condition and investments are such that he is in a financial position to hold the Shares for an indefinite period of time and to bear the economic risk of, and withstand a complete loss of, his investment in the Shares. In addition, by virtue of his expertise, the advice available to him and previous investment experience, Purchaser has extensive knowledge and experience in financial and business matters, investments, securities and private placements and the capability to evaluate the merits and risks of the Transactions contemplated by this Agreement.

Section 4.5 Litigation, Judgments, Decrees and Orders. There are no actions, suits, litigation or proceedings pending (i) which challenge the validity of this Agreement or of any action taken or to be taken by Purchaser pursuant to the provisions of this Agreement or (ii) which would otherwise prevent, in any material respect, the consummation of the Transactions.

Section 4.6 Brokers. Purchaser has not incurred any liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or similar payments in connection with the Transactions.

ARTICLE 5

INDEMNIFICATION

Section 5.1 Indemnification by Seller.

(a) Subject to the limitations set forth in Section 5.1(b), Seller covenants and agrees to defend, indemnify and hold harmless each of Purchaser and its Affiliates and their respective officers, directors, employees, agents, advisers and representatives (collectively, the “Purchaser Indemnities”) from and against, and pay or reimburse the Purchaser Indemnities for, any and all claims, demands, liabilities, obligations, losses, fines, costs, expenses, royalties, litigation, deficiencies or damages (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims), including interest and penalties with respect thereto and out-of-pocket expenses and reasonable attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder (collectively, “Losses”), resulting from or arising out of (i) any inaccuracy of any representation or warranty made by Seller herein, or (ii) any failure of Seller to perform any covenant or agreement hereunder or fulfill any other obligation in respect hereof.

(b) Except for inaccuracies in the representations and warranties contained in Section 3.1 through Section 3.7, Seller shall not be required to indemnify Purchaser Indemnities with respect to any Losses pursuant to Section 5.1 (a)(i), unless and until the aggregate amount of all Losses exceeds $1,000.00 (the “Threshold”), and, upon such Threshold being exceeded, Seller shall be obligated to indemnify Purchaser Indemnities for the full amount of all such Losses from the first dollar. In no event shall Seller be required to pay in excess of the Purchase Price received by the Seller (such aggregate amount, the “Cap”) in respect of its indemnification obligations under Section 5.1(a)(i). Notwithstanding the foregoing, the Cap shall not apply or otherwise affect the ability to make claims or recover Losses with respect to: (i) any liability for claims under Section 5.1(a)(ii), (ii) the representations and warranties set forth in Sections 3.1 through 3.27 hereinabove, or (iii) claims based on willful misconduct, fraud or knowing or intentional breach of any representation or warranty in this Agreement.

Section 5.2 Indemnification by the Purchaser.

(a) Purchaser covenants and agrees to defend, indemnify and hold harmless Seller, its Affiliates and their respective officers, directors and employees and his agents, advisers and representatives (collectively, the “Seller Indemnities”) from and against any and all Losses resulting from or arising out of (i) any inaccuracy in any representation or warranty made by Purchaser herein; or (ii) any failure of Purchaser to perform any covenant or agreement hereunder or fulfill any other obligation in respect hereof.

(b) Except for inaccuracies in the representations and warranties contained in Section 4.1 through Section 4.3, Purchaser shall not be required to indemnify the Seller Indemnities with respect to any Losses pursuant to Section 5.2(a)(i), unless and until the aggregate amount of all Losses exceeds the Threshold and, upon such Threshold being exceeded, Purchaser shall be obligated to indemnify the Seller Indemnities for the full amount of all such Losses from the first dollar. In no event shall Purchaser be required to pay in excess of the Cap in respect of its indemnification obligations under Section 5.2(a)(i). Notwithstanding the foregoing, the Cap shall not apply or otherwise affect the ability to make claims or recover Losses with respect to: (i) any liability for claims under Section 5.2(a)(ii), (ii) the representations and warranties set forth in Sections 4.1 through 4.3, or (iii) claims based on willful misconduct, fraud or knowing or intentional breach of any representation or warranty in this Agreement.

Section 5.3 Procedure for Indemnification.

(a) A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article 5, except as provided in Section 5.4 below. In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the “Indemnified Party”), the Indemnified Party shall deliver a Notice of Claim to the party required to provide indemnification (the “Indemnifying Party”) within a reasonable time after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought. The Indemnified Party shall permit the Indemnifying Party (at the expense of the Indemnifying Party) to assume the defense of any such claim or any litigation resulting therefrom, provided, that (i) counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party’s expense, (ii) the Indemnifying Party shall have acknowledged in writing to the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder, and (iii) the failure of any Indemnified Party to deliver a Notice of Claim as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such failure results in a lack of actual notice to the Indemnifying Party and such Indemnifying Party is prejudiced as a result of such failure to deliver such Notice of Claim. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. In the event that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right to assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding; and provided, further, that if the Indemnified Party does so assume control (i) the Indemnifying Party shall be entitled to participate in the defense of such claim (at the Indemnifying Party’s expense) and (ii) the Indemnified Party shall not settle such claim or litigation without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand; provided, however, that except with the prior written consent of the Indemnifying Party, such Indemnified Party shall not consent to entry of any judgment nor enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnifying Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnifying Party of a release from all liability with respect to such claim or litigation. In any event, the Company and the Purchaser shall cooperate with each other in the defense of any claim or litigation subject to this Section 5 and, subject to applicable attorney-client privileges unless otherwise specifically waived in writing, the records of each of the Company and the Purchaser shall be available to the other with respect to such defense.

(b) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement or any ancillary agreement shall not be affected by any investigation conducted with at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

Section 5.4 Survival of Representations and Warranties.

All Notices of Claim for indemnification under Section 5.l(a) or Section 5.2(a) with respect to the representations, warranties and covenants contained herein must be delivered on or prior to the date that is 30 days after the termination of the respective survival periods set forth in this Section 5.4. The representations, warranties and covenants contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of the Parties hereto and the completion of the Transactions contemplated herein, but only to the extent specified below:

(a) except as set forth in clause (b) below, the representations and warranties contained in Article 3 shall survive for a period ending 18 months from the Closing Date;

(b) the representations and warranties of Seller contained in Section 3.1 through Section 3.7 of this Agreement and the representations of Purchaser contained in Section 4.1 through Section 4.3 of this Agreement shall survive indefinitely; and

(c) the covenants and agreements contained in this Agreement that contemplate performance after the Closing shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

Section 5.5 Exclusive Remedy; Limitation on Liability. Notwithstanding anything else to the contrary contained in this Agreement, each party’s sole and exclusive remedy against any other party with respect to breaches of the representations and warranties contained herein shall be a claim for indemnification made pursuant to this Article 5.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Entire Agreement. This Agreement merges all previous negotiations and agreements between the Parties hereto, either oral or written, and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof.

Section 6.2 Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be valid except by an agreement in writing executed by the Parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder (and no course of dealing between or among any of the Parties) shall operate as a waiver of any such right, power or privilege. No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default. No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.

Section 6.3 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by Law, but only as long as the continued validity, legality and enforceability of such provision or application does not materially (a) alter the terms of this Agreement, (b) diminish the benefits of this Agreement or (c) increase the burdens of this Agreement, for any Person.

Section 6.4 Assignment. This Agreement and the rights and obligations of any party hereto may not be assigned or transferred in any way to any other party without the prior written consent of all Parties hereto. The rights and obligations of the Parties hereunder shall be binding upon and inure to the benefit of the Parties hereto, their successors and permitted assigns.

Section 6.5 Third Parties. Except as specifically stated in Article 5 hereof, nothing herein, expressed or implied, is intended to or shall confer on any Person other than the Parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 6.6 Further Assurances. The Parties shall, from time to time, execute and deliver and cause to be executed and delivered such additional instruments, documents, conveyances or assurances and take such other actions as shall be reasonably necessary, or otherwise reasonably be requested by the other Parties hereto, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the Transactions contemplated hereby and thereby.

Section 6.7 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by fax, overnight courier or electronic mail (provided that communications sent by electronic mail are concurrently sent by fax or overnight courier) to the following addresses:

If to Purchaser:

Liquid Prime Holdings LLC

800 Third Avenue, 37th floor

New York, NY 10022

Facsimile: 212-608-7766

Email: bferninand@liquidtrading.co.uk

Attention: Brian Ferdinand

With a copy to:

Sadis & Goldberg, LLP

551 Fifth Avenue

New York, NY 10176

Facsimile: 212-573-6663

Email: dviolar@sglawyers.com

Attention: Dan Viola, Esq.

If to Seller:

Mr. Edward Davis

Taconic Capital Group Inc.

911 Seventh Avenue

New York, New York 10019

Facsimile: (212) 504-3113

Email: davisn@taconicgroup.com

The burden of proving notice when notice is transmitted by fax or electronic mail shall be the responsibility of the party providing such notice. Notice to any party’s counsel shall not constitute official notice as required by this Section 6.7.

Section 6.8 Expenses. Each party shall bear its own costs, including the fees and expenses of any attorney retained by it, incurred in connection with the preparation of this Agreement and the consummation of the Transactions.

Section 6.9 Governing Law; Venue: Waiver of Jury Trial. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without giving effect to the conflict of laws principles of each State. The Parties hereto irrevocably and unconditionally (i) agree that any suit, action or legal proceeding arising out of or relating to this Agreement shall be brought in the courts of record of the State of New York in New York County or the court of the United States, Southern District of New York; and (ii) consent to the jurisdiction of each such court in any suit, action or proceeding.

Section 6.10 THE PARTIES HEREBY IRREVOCABLY WAIVE THEIR RIGHT TO A JURY TRIAL.

Section 6.11 Specific Performance. Each of the Parties, in addition to being entitled to exercise all of its rights provided herein or provided by Law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each of the Parties agrees that monetary damages would not be adequate compensation for any loss incurred by it by reason of a breach by the other party hereto of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at Law would be adequate.

Section 6.12 Interpretation. As each of the Parties has participated in the drafting of this Agreement, any ambiguity shall not be construed against any party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to,” (c) references to “hereof,” “hereunder” or “herein” or words of similar import relate to this Agreement, (d) when a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated, and (e) the terms defined hereunder shall have the meanings therein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number and any other gender as the context of this Agreement requires.

Section 6.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be an original, but all of which together shall constitute one agreement. Facsimile and pdf signatures shall be deemed original signatures.

Section 6.13 Termination. If the Closing has not occurred on or before December 31, 2011 because FINRA has objected to the Share Purchase in accordance with this Agreement, upon ten (10) days written notice to the other Party and to Escrow Agent, either Purchaser or Seller may cause this Agreement to be terminated. In the event of a termination pursuant to this Section 6.13, Purchaser and Seller shall have no further obligations to the other Party and Escrow Agent shall release and return to Purchaser the Deposit and the Compensation Deposit and shall release and return to Seller the Shares Deposit.

IN WITNESS WHEREOF, the Parties hereto have executed this Stock Purchase Agreement as of the date first written above.

LIQUID PRIME HOLDINGS LLC

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Managing Member

/s/ EDWARD DAVIS
EDWARD DAVIS

Exhibit C – Escrow Agreement

Exhibit E to Purchase & Sale Agreement – Affiliate Transactions, as defined in Section 3.13 of this Agreement – NONE

Section 3.11(b) of the Disclosure Schedules

Leases and Sub-leases – NONE

Other Agreements –

a. Expense Sharing Agreement (as required by FINRA rules) with North River Capital LLC, (“North River”) a company 100% owned by Seller. This letter agreement calls for Taconic to pay $1,250 towards overhead and space sharing at 911 Seventh Avenue, New York NY. This arrangement may cancelled with 30 days’ notice by Taconic, with no further obligation As the draft letter below (Exhibit F) indicates, notice of intended termination of this agreement, effective on the proposed Closing date, will be given by Taconic to North River on the date of that the Purchase and Sale Agreement is executed.

b. Email Archiving Agreement with SMARSH (Sent by Seller to Dan Viola at S&G on 7-15-11)—FINRA rules require that all emails of BD employees be archived by an independent firm. Taconic has an agreement, cancellable on 30 days’ notice, with SMARSH, a FINRA approved archiving firm in Portland Oregon. The archiving currently costs $50.00 per month. The Company should maintain this service until the Purchaser has arranged for an alternative archiving service after the Closing.

c. CAPIS Introducing Broker Agreement—(Sent by Seller to Dan Viola at S&G on 7-15-11)

The CAPIS agreement does not contain Change of Control provisions, and can be cancelled by the Taconic at any time without any expense. The CAPIS agreement does not preclude Taconic from signing similar agreements with other executing brokers. The firm has not done business with CAPIS under this agreement since 2008.